Exhibit 99.1

ATRenew Inc. Reports Unaudited Third Quarter 2021 Financial Results

SHANGHAI, November 18, 2021 /PRNewswire/ -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Total net revenues grew by 48.0% to RMB1,962.3 million (US$304.5 million) from RMB1,326.1 million in the third quarter of 2020.
•

Loss from operations was RMB150.5 million (US$23.4 million), compared to RMB84.7 million in the third quarter of 2020. Adjusted loss from operations (non-GAAP)[1] was RMB28.5 million (US$4.4 million) compared to RMB6.9 million in the third quarter of 2020.

•

Total Gross Merchandise Volume (“GMV[2]”) increased by 56.6% to RMB8.3 billion from RMB5.3 billion in the third quarter of 2020. GMV for product sales increased by 58.3% to RMB1.9 billion from RMB1.2 billion in the third quarter of 2020. GMV for online marketplaces increased by 56.1% to RMB6.4 billion from RMB4.1 billion in the third quarter of 2020.

•	Number of consumer products transacted[3] increased by 23.4% to 7.9 million from 6.4 million in the third quarter of 2020.

Mr. Kerry Xuefeng Chen, the Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “Despite the slowdown in new device sales, we delivered another strong quarter of robust scale and revenue growth, showcasing the vitality of China’s circular economy. In response to macro policies, we are proactively pushing to further the country’s goals for peak carbon emissions, carbon neutrality, and developing a circular economy by promoting standardization of the pre-owned consumer industry and driving the growth of a new type of real economy for compliant recycling and trade-ins of pre-owned consumer electronics.”

“In terms of our operations, we upgraded our new generation automated inspection system, Matrix 2.0, further improving automation and operational efficiency while fortifying the technological infrastructure for further long-term development. Additionally, we continued to explore our city-level distribution model, achieved end-to-end coverage on recycling, operation, and sales, and made new breakthroughs in enhancing our pre-owned consumer electronics turnover efficiency.”

[1]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.

[2] “GMV” represents the total dollar value of goods distributed to merchants and consumers through transactions on the Company’s platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax.

[3] “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, the Chief Financial Officer of ATRenew, added, “We continued our growth momentum with GMV and revenue growth beyond expectations in the third quarter. GMV for product sales increased by 58.3% year over year, primarily driven by organic growth in our AHS stores and strong support from our strategic partners including JD Group. As we improved our platform’s service capabilities, our service revenue sustained healthy growth, increasing by 67.3% year over year. Our comprehensive take rate rose to 4.6%, and, more importantly, revenue contribution from services grew to 15.2% during the third quarter, diversifying our revenue mix. Looking forward to the fourth quarter and 2022, we are confident in our ability to increase efficiency through streamlining our operations, improving profitability and capital utilization efficiency, and creating long-term value for both shareholders and our environment.”

Third Quarter 2021 Financial Results

REVENUE

Total net revenues increased by 48.0% to RMB1,962.3 million (US$304.5 million) from RMB1,326.1 million in the same period of 2020.

•

Net product revenues increased by 45.0% to RMB1,665.0 million (US$258.4 million) from RMB1,148.4 million in the same period of 2020. The increase was primarily attributable to an increase in the sourcing volume and the corresponding sales of pre-owned consumer electronics through PJT Marketplace, Paipai Marketplace and the Company’s offline channels.

•

Net service revenues increased by 67.3% to RMB297.3 million (US$46.1 million) from RMB177.7 million in the same period of 2020. The increase was primarily due to the increases in transaction volume on PJT Marketplace and Paipai Marketplace and an increase in the average commission rate.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 49.5% to RMB2,123.5 million (US$329.6 million) from RMB1,420.1 million in the same period of 2020.

•	Merchandise costs increased by 46.8% to RMB1,443.9 million (US$224.1 million) from RMB983.7 million in the same period of 2020. The increase was primarily due to the growth in product revenues.
•

Fulfillment expenses increased by 61.7% to RMB273.4 million (US$42.4 million) from RMB169.1 million in the same period of 2020. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business; and (ii) the increases in logistics expenses and operation center related expenses, which were in line with the increase in sales of pre-owned consumer electronics.

•

Selling and marketing expenses increased by 59.8% to RMB299.0 million (US$46.4 million) from RMB187.1 million in the same period of 2020. The increase was primarily due to (i) an increase in sales promotion and coupon expenses in connection with business development; and (ii) an increase in personnel cost in connection with the Company’s growing business; and (iii) an increase in sales commissions in connection with traffic acquisition and sourcing of pre-owned devices.

•

General and administrative expenses decreased by 0.2% to RMB42.0 million (US$6.5 million) from RMB42.1 million in the same period of 2020. There was no significant change compared with the previous quarter primarily due to the increase in share-based compensation expenses offset by the decrease in other administrative expenses resulting from the improved management efficiency.

•

Technology and content expenses increased by 71.1% to RMB65.2 million (US$10.1 million) from RMB38.1 million in the same period of 2020. The increase was primarily due to the increase in personnel cost in connection to the expansion of the Company’s research and development activities.

LOSS FROM OPERATIONS

Loss from operations was RMB150.5 million (US$23.4 million), compared to RMB84.7 million in the third quarter of 2020. Adjusted loss from operations (non-GAAP), excluding amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expense resulting from options granted to employees, was RMB28.5 million (US$4.4 million), compared to RMB6.9 million in the third quarter of 2020.

NET LOSS

Net loss was RMB121.7 million (US$18.9 million), compared to RMB94.2 million in the third quarter of 2020. Adjusted net loss (non-GAAP)4 was RMB22.5 million (US$3.5 million), compared to RMB28.1 million in the third quarter of 2020.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.75 (US$0.12), compared to RMB21.46 in the same period of 2020.

Adjusted basic and diluted net loss per ordinary share (non-GAAP)5 were RMB0.14 (US$0.02), compared to RMB1.49 in the same period of 2020.

CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, short-term investments and funds receivable from third party payment service providers increased to RMB2,538.0 million (US$393.9 million) as of September 30, 2021, from RMB1,140.2 million as of December 31, 2020, primarily due to net proceeds from the Company’s initial public offering in June 2021.

Business Outlook

For the fourth quarter of 2021, the Company currently expects its total revenues to be between RMB2,300.0 million and RMB2,350.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Environment, Social, and Governance

In July 2021, ATRenew established the “AHS Charity & Love • Digital Education Fund” in joint efforts with China Foundation for Poverty Alleviation and donated RMB5.05 million to flooded schools and students in Henan Province. This was followed by an orderly delivery of electronic teaching equipment in September.

In September, ATRenew initiated its internal training on the Sarbanes-Oxley Act and ESG, aiming to further improve corporate governance, implement financial reporting policies and procedures, raise awareness of securities market compliance, and promote sustainable practices among its middle and senior management.

[2]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.
[3]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.

Recent Development

In November, the Company changed its name to “ATRenew Inc.” following the approval by the Company’s shareholders through a special resolution at an extraordinary general meeting. The change of the Company’s name is expected to strengthen brand recognition across global markets. The Company also launched a monthly corporate blog on www.atrenew.com, its new official website, and ir.atrenew.com, its investor relations website, to timely and transparently update its stakeholders.

Conference Call Information

The Company’s management will hold a conference call on Thursday, November 18, 2021, at 07:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on Thursday, November 18, 2021) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	4411075

The replay will be accessible through November 25, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10161932

A live and archived webcast of the conference call will also be available at the Company's investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted loss from operations, adjusted net loss and adjusted net loss per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted loss from operations is loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss is net loss excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss per ordinary share is adjusted net loss attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share. Adjusted net loss attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted loss from operations and adjusted net loss help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted loss from operations and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31	As of September 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	918,076	1,895,666	294,203
Short-term investments	97,866	380,163	59,000
Amount due from related parties	289,156	324,893	50,423
Inventories	176,994	500,479	77,673
Funds receivable from third party payment service providers	124,262	262,122	40,681
Prepayments and other receivables, net	268,284	823,080	127,740
Total current assets	1,874,638	4,186,403	649,720
Non-current assets:
Amount due from related parties	—	46,231	7,175
Long-term investments	96,362	205,260	31,856
Property and equipment, net	69,562	85,858	13,325
Intangible assets, net	1,367,841	1,159,876	180,010
Goodwill	1,803,415	1,803,415	279,886
Other non-current assets	14,520	98,271	15,251
Total non-current assets	3,351,700	3,398,911	527,503
TOTAL ASSETS	5,226,338	7,585,314	1,177,223
LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	369,657	141,957	22,031
Accounts payable	27,201	49,142	7,627
Accrued expenses and other current liabilities	396,612	435,328	67,562
Accrued payroll and welfare	115,400	114,659	17,795
Convertible bonds	160,000	—	—
Amount due to related parties	114,669	33,568	5,210
Total current liabilities	1,183,539	774,654	120,225
Non-current liabilities:
Long-term borrowings	32,624	5,977	928
Deferred tax liabilities	341,960	327,500	50,827
Total non-current liabilities	374,584	333,477	51,755
TOTAL LIABILITIES	1,558,123	1,108,131	171,980
TOTAL MEZZANINE EQUITY	8,879,894	—	—
TOTAL (DEFICIT) EQUITY	(5,211,679)	6,477,183	1,005,243
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)	5,226,338	7,585,314	1,177,223

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	1,148,354	1,664,972	258,400	2,801,705	4,578,938	710,640
Net service revenues	177,733	297,328	46,145	412,406	765,509	118,805
Operating expenses (1)(2)
Merchandise costs	(983,703)	(1,443,851)	(224,082)	(2,373,972)	(3,934,905)	(610,688)
Fulfillment expenses	(169,062)	(273,394)	(42,430)	(476,407)	(771,938)	(119,803)
Selling and marketing expenses	(187,126)	(299,007)	(46,405)	(528,581)	(837,882)	(130,037)
General and administrative expenses	(42,120)	(42,043)	(6,525)	(140,778)	(381,731)	(59,244)
Technology and content expenses	(38,096)	(65,196)	(10,118)	(111,785)	(202,598)	(31,443)
Total operating expenses	(1,420,107)	(2,123,491)	(329,560)	(3,631,523)	(6,129,054)	(951,215)
Other operating income, net	9,272	10,697	1,660	17,744	15,427	2,394
Loss from operations	(84,748)	(150,494)	(23,355)	(399,668)	(769,180)	(119,376)
Interest expense	(4,738)	(2,928)	(454)	(15,877)	(14,993)	(2,327)
Interest income	971	1,851	287	8,241	6,284	975
Other (loss) income, net	(16,125)	6,882	1,068	(8,720)	2,934	455
Loss before income taxes	(104,640)	(144,689)	(22,454)	(416,024)	(774,955)	(120,273)
Income tax benefits	11,689	22,841	3,545	35,631	61,760	9,585
Share of (loss) income in equity method investments	(1,268)	161	25	(7,350)	284	44
Net loss	(94,219)	(121,687)	(18,884)	(387,743)	(712,911)	(110,644)
Accretion of convertible redeemable preferred shares	(308,860)	—	—	(961,106)	(508,627)	(78,938)
Net loss attributable to ordinary shareholders of the Company	(403,079)	(121,687)	(18,884)	(1,348,849)	(1,221,538)	(189,582)
Net loss per ordinary share:
Basic	(21.46)	(0.75)	(0.12)	(71.81)	(16.61)	(2.58)
Diluted	(21.46)	(0.75)	(0.12)	(71.81)	(16.61)	(2.58)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	162,659,593	162,659,593	18,782,620	73,551,073	73,551,073
Diluted	18,782,620	162,659,593	162,659,593	18,782,620	73,551,073	73,551,073
Net loss	(94,219)	(121,687)	(18,884)	(387,743)	(712,911)	(110,644)
Foreign currency translation adjustments	1,396	(1,303)	(202)	782	849	132
Total comprehensive loss	(92,823)	(122,990)	(19,086)	(386,961)	(712,062)	(110,512)
Accretion of convertible redeemable preferred shares	(308,860)	—	—	(961,106)	(508,627)	(78,938)
Total comprehensive loss attributable to ordinary shareholders	(401,683)	(122,990)	(19,086)	(1,348,067)	(1,220,689)	(189,450)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	—	(6,801)	(1,055)	—	(49,292)	(7,650)
Selling and marketing expenses	—	(3,599)	(559)	—	(29,863)	(4,635)
General and administrative expenses	—	(15,864)	(2,462)	—	(297,934)	(46,239)
Technology and content expenses	—	(4,359)	(677)	—	(31,939)	(4,957)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(76,258)	(89,783)	(13,934)	(232,544)	(242,300)	(37,604)
Technology and content expenses	(1,580)	(1,580)	(245)	(4,740)	(4,740)	(736)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(84,748)	(150,494)	(23,355)	(399,668)	(769,180)	(119,376)
Add:
Share-based compensation expense	—	30,623	4,753	—	409,028	63,481
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	91,363	14,179	237,284	247,040	38,340
Adjusted loss from operations	(6,910)	(28,508)	(4,423)	(162,384)	(113,112)	(17,555)
Net loss	(94,219)	(121,687)	(18,884)	(387,743)	(712,911)	(110,644)
Add:
Share-based compensation expense	—	30,623	4,753	—	409,028	63,481
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	91,363	14,179	237,284	247,040	38,340
Less:
Tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(11,689)	(22,841)	(3,545)	(35,631)	(61,760)	(9,585)
Adjusted net loss	(28,070)	(22,542)	(3,497)	(186,090)	(118,603)	(18,408)
Adjusted net loss per ordinary share:
Basic	(1.49)	(0.14)	(0.02)	(9.91)	(1.61)	(0.25)
Diluted	(1.49)	(0.14)	(0.02)	(9.91)	(1.61)	(0.25)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	162,659,593	162,659,593	18,782,620	73,551,073	73,551,073
Diluted	18,782,620	162,659,593	162,659,593	18,782,620	73,551,073	73,551,073